RMS

SI

18000133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39904

SEC Mail Processing Section FEB 05 2018 Washington DC 406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLI INVESTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE JERICHO PLAZA - SUITE 201
(No. and Street)

JERICHO (City) NEW YORK (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. JUCHEM (516) 935-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOGARDT AND COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

140 FELL COURT, SUITE 300 (Address) HAUPPAUGE (City) NEW YORK (State) 11788 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEPHEN J. JUCHEM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLI INVESTORS, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

SR. VP & CFO
Title

Ann M. DeVault
Notary Public

ANN M. DEVAULT
NOTARY PUBLIC, State of New York
No. 30-4733629
Qualified in Nassau County
Commission Expires March 30, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLI INVESTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	54,561
	$	54,561

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$	10,000
Members' equity		44,561
	$	54,561

The accompanying Notes are an integral part of this Financial Statement.

FLI INVESTORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

FLI Investors, LLC (the "Company") was organized on August 1, 1998, under Delaware state law. The Company is a financial services firm, rendering brokerage services as a broker/dealer. The Company is registered with the United States Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's customers through various third party entities are primarily high net worth individuals domiciled in the United States of America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company's cash is held at financial institutions which have Federal Deposit Insurance Corporation ("FDIC") coverage. The Company's cash held at FDIC insured financial institutions may, at times, exceed FDIC covered amounts.

(b) Investment in Partnership

The Company has an equity interest in a limited partnership, which is recorded at fair value (Note 3). The Company is not required to make capital contributions into this partnership. The Company has no capital or profits interest in this investment and will receive distributions only if the limited partnership achieves certain results. There were no distributions in 2017.

(c) Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

Accounting principles generally accepted in the United States of America ("GAAP") require the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements. The Company's federal and state income tax returns for the years after 2013 remain subject to examination by the taxing authorities.

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the Financial Statements. Actual results could differ from those estimates and assumptions.

(e) Subsequent Events

The Company has evaluated subsequent events after December 31, 2017 through February 1, 2018, the date that the Financial Statements were considered available to be issued, and except for the following, no other reportable subsequent event was noted. Effective January 1, 2018, a member, who held a 2.75% interest in the Company, was redeemed for $32,023.

NOTE 3 - FAIR VALUE MEASUREMENT

GAAP defines fair value, establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the entity has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or the liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Investment in partnership has been determined to be a Level 3 asset. Management has estimated the fair market value at zero. These valuation methods have been consistently applied.

(continued)

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company receives management fees from certain entities related to the Company by common ownership.

The Company has a cost sharing agreement for rent, salaries, insurance and other general administrative expenses with an entity related through common ownership.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one subject to a minimum net capital requirement of $5,000. At December 31, 2017, the Company had net capital of $44,561, which was $39,561 in excess of its required net capital. The Company's net capital ratio was .22 to 1.

FLI INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bogardt & Company, LLP
Certified Public Accountants

140 Fell Court, Suite 300
Hauppauge, New York 11788

Telephone 631 348-0100
Telefax 631 348-7510

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FLI Investors, LLC
Jericho, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FLI Investors, LLC (the Company) as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit also included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Bogardt & Company LLP

We have served as the Company's auditor since 2015

Hauppauge, New York
February 1, 2018

Bogardt & Company, LLP
Certified Public Accountants

140 Fell Court, Suite 300
Hauppauge, New York 11788

Telephone 631 348-0100
Telefax 631 348-7510

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FLI Investors, LLC
Jericho, New York

We have reviewed management's statements, included in the accompanying FLI Investors, LLC's Exemption Report, in which (1) FLI Investors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FLI Investors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) FLI Investors, LLC stated that FLI Investors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FLI Investors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FLI Investors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bogardt & Company LLP

Hauppauge, NY
February 1, 2018

FLI Investors, LLC's Exemption Report

FLI Investors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)(i)(8)(2) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): Rule 15c3-3, Section (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2017, without exception.

FLI Investors, LLC
By: Robert D. Rosenthal
Title: Chairman and Chief Executive Officer

I, Stephen J. Juchem, affirm that, to my best knowledge and belief, (i) this Exemption Report is true and correct and, (ii) neither FLI Investors, LLC, nor any member, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

By: Stephen J. Juchem
Title: Senior Vice President and Chief Financial Officer
February 1, 2018